SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 14, 2024

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated August 14, 2024 “VOLUNTARY TRADING STATEMENT AND TRADING UPDATE FOR THE YEAR ENDED 30 JUNE 2024”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: August 14, 2024    By: /s/ Riaan Davel
        Name: Riaan Davel
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD” or the “Company” or the “Group”)

VOLUNTARY TRADING STATEMENT AND TRADING UPDATE FOR THE YEAR ENDED 30 JUNE 2024

DRDGOLD is in the process of finalising its results for the year ended 30 June 2024 (“Current Reporting Period”) and shareholders are accordingly advised that the Company has reasonable certainty that for the Current Reporting Period it will report:

•earnings per share (“EPS”) of between 146.6 cents and 161.5 cents compared to EPS of 149.1 cents for the year ended 30 June 2023 (“Previous Corresponding Period”), being a change of between (2%) and 8%; and
•headline earnings per share (“HEPS”) of between 146.6 cents and 161.4 cents compared to HEPS of 148.2 cents for the Previous Corresponding Period, being a change of between (1%) and 9%.

The expected change in EPS and HEPS, respectively, for the Current Reporting Period compared to the Previous Corresponding Period, are primarily due to movements in, inter alia, the following items:
1.Revenue
Group revenue increased by R743.4 million, or 14%, to R6,239.7 million (2023: R5,496.3 million).

Ergo Mining Proprietary Limited’s (“Ergo”) revenue increased by R416.3 million to R4,524.9 million (2023: R4,108.6 million), mainly due to a 20% increase in the Rand gold price received. Gold sold decreased by 8% from 3,936kg in the Previous Corresponding Period to 3,625kg as a result of a decrease in throughput tonnages from 17.3Mt in 2023 to 16.1Mt, mostly due to the reduction in tonnage throughput which was impacted by the late commissioning of the 5L27 and 4L3 sites. The Department of Water and Sanitation (“DWS”) requested unanticipated design amendments and studies for the 4L3 site which resulted in further delays in obtaining approvals for the Water Use License (“WUL”). Furthermore, the community-related disruptions for inclusion in projects experienced at the 5L27 site in the first half of the financial year led to production from this site being delayed until late January 2024. To augment lost throughput tonnages, Ergo accelerated its reclamation of clean-up and legacy sites, which came at a significant cost explained below. Additionally, yield marginally decreased to 0.226g/t from 0.227g/t in 2023.

Far West Gold Recoveries Proprietary Limited's (“FWGR”) revenue increased by R327.1 million to R1,714.8 million (2023: R1,387.7 million), mainly due to a 20% increase in the Rand gold price received and a 2% increase in gold sold to 1,364kg (2023: 1,337kg). The increase in gold sold was mainly due to a 9% increase in throughput tonnages from 5.7Mt to 6.2Mt. However, the lower head grade of the top-layer material reclaimed at Driefontein #3 resulted in a 7% decrease in yield from 0.237g/t in the Previous Corresponding Period to 0.221g/t.
2.Cash operating costs
The impact of the increase in revenue on earnings and headline earnings was moderated by a R505.2 million, or 14%, increase in Group cash operating costs to R4,193.3 million (2023: R3,688.1 million).

At Ergo, cash operating costs increased by R387.8 million, or 12%, to R3,571.0 million (2023: R3,183.2 million) due to the significant increase in contract reclamation costs and machine hire costs driven by the mechanical lifting and hauling of material at clean-up and legacy sites for processing.

At FWGR, cash operating costs increased by R117.4 million, or 23%, to R622.3 million (2023: R504.9 million) due to operating Driefontein #3 and Driefontein #5 simultaneously, one of which is a clean-up site. Furthermore, an increase in reagent consumption driven by the increased acidity and coarser nature of material reclaimed from Driefontein #3 also added to costs, as did an increase in electricity consumption due to the longer pumping distance from Driefontein #3 to the FWGR processing plant.
3.Safety
After five years of operating without a fatality, we very sadly lost a colleague (a young man, aged 36 years) to fatal injuries sustained on 13 April 2024 when a side-wall slip at the 5L27 dump impacted the loader he was operating (we do not disclose the name of our colleague for reasons based on the protection of privacy provisions that apply in law). On behalf of the board of directors and management of DRDGOLD, we extend our deepest sympathies to the family and friends of our deceased colleague.
4.Operational performance outlook
The production delays, reclamation activities at clean-up sites and the rehabilitation programme to process material at legacy sites, resulted in the Group falling short of its production guidance of between 165 000 ounces and 175 000 ounces, producing 160 850 ounces, and consequently exceeding its cash operating unit cost guidance of R800 000/kg with unit costs expected to be approximately between R820 000/kg and R835 000/kg. With Ergo’s replacement reclamation sites now fully operational and the clean up programme coming to an end, Ergo’s production is expected to stabilise for the upcoming financial year ending 30 June 2025.
5.Capital expenditure
Cash expenditure on capital projects increased by R1,840.5 million, or 161%, to R2,985.7 million (2023: R1,145.2 million). This was mainly as a result of the construction of Ergo’s solar power plant which remains on track with 20MW now operational, the balance of 40MW being substantially completed, and the addition of 160MWh battery energy power storage underway. The entire project is expected to be completed and operational by October 2024 and is expected to benefit operations.

Capital was also invested at FWGR’s Phase II project, to double the capacity at the Driefontein 2 Plant and to commence the building of the 800 million tonne Regional Tailings Storage Facility (“RTSF”) which is underway. The breaking of ground took place on 5 June 2024 and earth works were commenced by 30 June 2024.

Designs for the expansion of the Brakpan/Withok tailings storage facility have been completed and application for the WUL and other regulatory requirements will be submitted to the DWS by August 2024.

6.Liquidity
As at 30 June 2024, DRDGOLD held R521.5 million in cash and cash equivalents compared to R2,471.4 million as at 30 June 2023. During the Current Reporting Period, DRDGOLD had a free cash outflow (cash inflow from operating activities less cash outflow from investing activities) of R1,197.6 million (2023: free cash inflow of R469.1 million) after a R1,856.1 million increase in cash outflow from investing activities to R3,042.6 million (2023: R1,186.5 million) and paying cash dividends of R731.7 million (2023: R515.3 million). The Group remains free of any bank debt as at 30 June 2024 (30 June 2023: Rnil). To support liquidity in funding the significant capital expansion programme at both operations, the Company secured a R500 million general bank facility with Nedbank Limited (acting through its Corporate and Investment banking division) (“Nedbank”). The facility remained undrawn at 30 June 2024. Additionally, on 31 July 2024, DRDGOLD entered into a committed 5-year R1 billion revolving credit facility with an uncommitted R500 million accordion option with Nedbank.

The financial information contained in this announcement is the responsibility of the directors of DRDGOLD, and such information has not been reviewed or reported on by the Company’s auditors.
The reviewed condensed consolidated financial statements for the year ended 30 June 2024 are expected to be published on SENS on or about Wednesday, 21 August 2024.
Johannesburg
14 August 2024
Sponsor
One Capital